December 12, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rolaine Bancroft

Re:	Carrols Restaurant Group, Inc.
Registration Statement on Form S-1
File No. 333-137524

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Carrols Restaurant Group, Inc. (the “Company”), hereby requests that its Registration Statement on Form S-1 (Registration No. 333-137524) filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission at 3:30 p.m. (Washington, D.C. time) on December 14, 2006, or as soon as practicable thereafter.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CARROLS RESTAURANT GROUP, INC.

/s/ Joseph A. Zirkman
Joseph A. Zirkman Vice President, General Counsel and Secretary